EXHIBIT 99(a)(7)


               DELCHAMPS AND JITNEY-JUNGLE RECEIVE
          SECOND REQUEST UNDER HART-SCOTT-RODINO ACT AND
             JITNEY-JUNGLE EXTENDS OFFER TO AUGUST 25


     Mobile,  AL,  July 30, 1997 . . . Delchamps, Inc. (Nasdaq:
DLCH) announced today that it and Jitney-Jungle Stores of America, Inc. have received requests for additional information from the Federal Trade Commission under the Hart-Scott-Rodino Antitrust Improvement Act of 1976. The requests relate to the $30.00 per share cash tender offer by Jitney-Jungle's subsidiary, Delta Acquisition Corporation, for all outstanding shares of common stock of Delchamps, Inc. The tender offer was originally scheduled to expire on August 8, 1997, but was subject to extension for a number of reasons, including completion of the FTC's review under the HSR Act. As a result of the FTC's request for additional information, Jitney-Jungle has extended the expiration date of the offer until 5 p.m. New York time on August 25, 1997.

     David Morrow, Chairman of the Board and Chief Executive Officer of Delchamps, Inc. said that such requests are common in acquisitions among retail companies with overlappping operations in certain markets. The waiting period under the HSR Act will now expire at the end of the tenth calendar day following substantial compliance by Jitney-Jungle with its request for additional information, unless terminated earlier by the FTC.

     As of the close of business  on  July  29,  1997,  157,572 shares of Delchamps common stock had been tendered and not withdrawn.

     Delchamps   currently   operates   118   supermarkets   in
Louisiana,  Mississippi,  Alabama  and Florida and  ten  liquor stores  in  Florida.  The Company employs  approximately  8,000 associates.




SOURCE:   Delchamps, Inc.:

CONTACT:  Timothy  E. Kullman, Sr. VP, Chief Financial Officer,
Treasurer and Secretary of Delchamps, Inc., (334) 433-0437, ext. 217 or fax, (334) 438-4586 (DLCH)